# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CDT Equity Inc., CIK 0001896212
CUSIP: 20678X304
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4851 Tamiami Trail North, Suite 200, Naples, Florida (FL), 34103
Date of event which requires filing of this statement: 09/19/2025
Amends the filing with accession number 0001641172-25-021793
Filed by CIK 0001990829
Persons authorized to receive notices and communications: Andrew Regan, Corvus Capital Ltd., 4851 Tamiami Trail North, Suite 200, Naples, Florida (FL), 34103, 44 7766 766766

## Reporting persons
- Corvus Capital Ltd. (CIK 0001990829): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 174,949; sole dispositive power 0; shared dispositive power 174,949; aggregate amount beneficially owned 174,949 (1.8% of the class)
- Andrew Regan (CIK 0001991325): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 1,120,044; shared voting power 174,949; sole dispositive power 1,120,044; shared dispositive power 174,949; aggregate amount beneficially owned 1,294,993 (13.3% of the class)
- Algo Holdings, Inc. (CIK 0001991236): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 118; sole dispositive power 0; shared dispositive power 118; aggregate amount beneficially owned 118 (0% of the class)
- Manoira Corporation (CIK 0002077215): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 154,799; sole dispositive power 0; shared dispositive power 154,799; aggregate amount beneficially owned 154,799 (1.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: CDT Equity Inc.
Address of issuer's principal executive offices: 4851 Tamiami Trail North, Suite 200, Naples, Florida (FL), 34103
Comment:
This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") relating to the shares of common stock, par value $0.001 per share ("Common Stock"), of Conduit Pharmaceuticals Inc., a Delaware corporation formerly known as Conduit Pharmaceuticals Inc. (the "Issuer"), amends and supplements the Schedule 13D (the "Original Schedule 13D") originally filed by the Reporting Persons with the Securities and Exchange Commission (the "Commission") on September 29, 2023, as amended by Amendment No. 1 to the Original Schedule 13D, filed by the Reporting Persons with the Commission on September 19, 2024 ("Amendment No. 1"), and Amendment No. 2 to the Original Schedule 13D, filed by the Reporting Persons with the Commission on July 31, 2025 ("Amendment No. 2" and, together with the Original Schedule 13D, the "Schedule 13D").

Except as specifically amended below, all other provisions of the Schedule 13D remain in effect. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: "Item 2. Identity and Background." of the Schedule 13D is not being amended by this Amendment No. 3.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
"Item 3. Source or Amount of Funds or Other Consideration." of the Schedule 13D is being amended by this Amendment No. 3 to add the following:

On September 19, 2025, the Issuer granted to Dr. Regan 1,120,000 shares of Common Stock pursuant to the Issuer's Amended and Restated 2023 Stock Incentive Plan as compensation for his services as a director and as an officer of the Issuer, valued at $0.6863 per share, the closing price of Common Stock on The Nasdaq Stock Market LLC ("Nasdaq") on September 18, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
"Item 4. Purpose of Transaction." of the Schedule 13D is being amended by this Amendment No. 3 to add the following:

On September 19, 2025, the Issuer granted to Dr. Regan 1,120,000 shares of Common Stock pursuant to the Issuer's Amended and Restated 2023 Stock Incentive Plan as compensation for his services as a director and as an officer of the Issuer, valued at $0.6863 per share, the closing price of Common Stock on Nasdaq on September 18, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
"Item 5. Interest in Securities of the Issuer" of the Schedule 13D is hereby amended and restated by this Amendment No. 3 as follows:

(a)-(b) The percentage ownership of shares of Common Stock set forth in this Amendment No. 3 is based upon 9,744,300 shares of Common Stock outstanding as of September 19, 2025, as independently confirmed by the Issuer.

Corvus beneficially owns 174,949 shares of Common Stock, including 20,032 shares of Common Stock owned directly by Corvus, 118 shares of Common Stock owned directly by Algo, its wholly-owned subsidiary, and 154,799 shares of Common Stock owned directly by Manoira, of which Corvus is owner of 99% of its equity interests, which represents approximately 1.8% of the issued and outstanding shares of Common Stock as of September 19, 2025.

Dr. Regan beneficially owns 1,294,993 shares of Common Stock, including 1,120,044 shares of Common Stock held directly by Dr. Regan, 20,032 shares of Common Stock owned directly by Corvus, 118 shares of Common Stock owned directly by Algo and 154,799 shares of Common Stock owned directly by Manoira, which represents approximately 13.3% of the issued and outstanding shares of Common Stock as of September 19, 2025. Dr. Regan is the Chief Executive Officer and sole shareholder of Corvus. Algo is a wholly-owned subsidiary of Corvus. Dr. Regan is the sole director of Manoira, of which Corvus is the 99.0% owner of its equity interests. By virtue of these relationships, Dr. Regan may be deemed to beneficially own the shares of Common Stock held of record by each of Corvus, Algo and Manoira. Dr. Regan disclaims any such beneficial ownership except to the extent of his pecuniary interest therein.

Algo beneficially owns 118 shares of Common Stock, which represents approximately 0.00% of the issued and outstanding shares of Common Stock as of September 19, 2025.

Manoira beneficially owns 154,799 shares of Common Stock, which represents approximately 1.6% of the issued and outstanding shares of Common Stock as of September 19, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Persons have the power to vote or dispose of the shares of Common Stock, or direct the vote or disposition thereof, as follows:

Corvus

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 174,949
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 174,949

Dr. Regan

Sole power to vote or to direct the vote: 1,120,044
Shared power to vote or to direct the vote: 174,949
Sole power to dispose or to direct the disposition of: 1,120,044
Shared power to dispose or to direct the disposition of: 174,949

Algo

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 118
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 118

Manoira

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 154,799
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 154,799

To the Reporting Persons' knowledge, the other individuals named in Item 2 above do not beneficially own any shares of Common Stock.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 of this Amendment No. 3, none of the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the individuals named in Item 2 above, have engaged in any transaction with respect to the shares of Common Stock during the sixty (60) days prior to the trigger date for the filing of this Amendment No. 3.
Other persons with the right to receive dividends or sale proceeds: Other than as described in Item 4 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Amendment No. 3.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of September 19, 2025, each of Corvus, Algo and Manoira ceased to be a beneficial owner of five percent or more of the outstanding shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
"Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" of the Schedule 13D is being amended by this Amendment No. 3 to add the following:

The disclosure in Item 4 hereof with respect to the Issuer's Amended and Restated 2023 Stock Incentive Plan is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
"Item 7. Material to be filed as Exhibits." of the Schedule 13D is being amended by this Amendment No. 3 to add the following exhibit:

13. Amended and Restated 2023 Stock Incentive Plan of Conduit Pharmaceuticals Inc. (incorporated by reference to the Exhibit 10.1 to Issuer's Current Report on Form 8-K as filed with the SEC on August 8, 2025)

## Signatures
- Corvus Capital Ltd.: /s/ Andrew Regan, Andrew Regan/Chief Executive Officer (09/22/2025)
- Andrew Regan: /s/ Andrew Regan, Andrew Regan (09/22/2025)
- Algo Holdings, Inc.: /s/ Alexander Lambert, Alexander Lambert/Director (09/22/2025)
- Manoira Corporation: /s/ Andrew Regan, Andrew Regan/Director (09/22/2025)